EXHIBIT 99.1

Quantum BioPharma Announces Very Promising Results from the Massachusetts General Hospital Scientists on the Novel Positron Emission Tomography (PET) Tracer Used to Detect and Monitor Demyelination in Multiple Sclerosis Patients

Ongoing Joint Clinical Study Could Pave the Way for Testing Efficacy of Quantum’s Investigational MS drug, Lucid-21-302

TORONTO, Aug. 08, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that the Positron Emission Tomography (PET) tracer used in a joint study with Massachusetts General Hospital (MGH) scientists shows the ability to capture differences across lesions in multiple sclerosis (MS) patients, which may prove highly useful for monitoring myelin integrity and demyelination in MS.

A leading study by Drs. Pedro Brugarolas and Eric Klawiter of MGH, published in the European Journal of Nuclear Medicine and Molecular Imaging on August 5, 2025 (link to paper: https://link.springer.com/article/10.1007/s00259-025-07454-1), and funded by the National Institutes of Health (NIH), evaluated the PET tracer [18F]3F4AP in healthy controls and in people with MS. This tracer was developed by Dr. Pedro Brugarolas, an investigator in the Department of Radiology at MGH and Assistant Professor at Harvard Medical School.

In this study, [18F]3F4AP was found to have excellent properties for imaging the human brain and, critically and importantly, was able to detect differences across lesions not visible by conventional MRI. These findings suggest that the tracer holds significant promise and potential as a key biomarker to monitor changes in demyelination in MS, and, importantly, myelin changes in response to Quantum Biopharma’s investigational and potentially breakthrough neuroprotective drug, Lucid-21-302.

“The published study shows that the PET tracer is highly promising as a biomarker to detect and monitor lesions in people with MS,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma. “The ongoing collaborative study with MGH seeks to further evaluate the imaging agent and its potential to demonstrate the effectiveness of drugs, such as Lucid-21-302 (Lucid-MS) that can protect the myelin sheath in MS.”

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
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